SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 13, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 13, 2008 regarding “Ericsson applies for delisting from the London Stock Exchange”.

Press Release March 13, 2008

Ericsson applies for delisting from the London Stock Exchange

Ericsson (NASDAQ: ERIC) has decided to apply for delisting of the company’s series B shares from the London Stock Exchange (LSE). Ericsson anticipates that the delisting will take effect on April 14, 2008.

The Ericsson series B shares have been listed on the LSE since 1960. In recent years, trading in the company’s series B shares on the LSE has corresponded to less than 1 percent of the total trade in the company’s series B shares, which in Ericsson’s view does not justify the costs of maintaining the listing.

Following the delisting, all trading in the Ericsson series B shares will be concentrated to OMX Nordic Exchange Stockholm and Nasdaq. The Ericsson shares have previously been delisted from the stock exchanges in Paris and Zürich as well as three German exchanges.

The delisting refers to Telefonaktiebolaget LM Ericsson series B shares of SEK1.00 each in the capital of the Company (ISIN: SE0000108656). The Ericsson series B shares has been listed on the official list maintained by the Financial Services Authority (FSA) and has been admitted to trading on the main market for listed securities of the LSE. Ericsson will now apply to the FSA for the cancellation of the listing of the series B shares on the official list and to the LSE for the cancellation of the admission of the series B shares to trading on the LSE. The cancellations are subject to a 20 business day notice.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 13, 2008